United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 29, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

29 December 2016

Companies Act Section 430(2B) Statement - John F. Brock
As required by Section 430(2B) of the UK Companies Act, Coca-Cola European Partners plc posted on its website a description of the payments and benefits to be provided to John F. Brock under his employment agreement upon his retirement from the company on December 28, 2016.  The Section 430(2B) Statement, which is attached as an exhibit, may be found in the “Investor” section of the company’s website, www.ccep.com.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 29, 2016	By:	Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury

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